

WHAT ARE YOU DOING NEW YEAR'S?

A YULETIDE ROMANTIC COMEDY



The Story

Meet Annie and Tom Clark: They throw a Christmas party every year, “Clarkmas.” Over the years, it’s become the go-to holiday event for their ragtag group of friends. When chronically single Natalie and Logan continue to run into each other at the party every year, they begin to wonder if maybe they’re meant to be together...

The Story

THE FILM IS SET OVER THE COURSE OF SIX YEARS. At our first party, Annie's cousin, Natalie, is immediately intrigued by Tom's childhood friend, Logan. There are instant fireworks and the pair hooks up in the bathroom. Unfortunately, a small kitchen fire breaks out, and the whole party witnesses them shimmy out the bathroom window. Like that, their whirlwind romance fizzles out. They happily go their separate ways, unaware that they'll be at the same Christmas party, through hookups and breakups, as friends, as enemies, at their highest and lowest, at the same party. Every. Year.

Annie and Tom struggle to grow up and settle down as Logan and Natalie continue their search for the ideal partner. Our characters grapple with how to find (and keep) love, what it means to get older, and how to embrace the sometimes complicated holiday season...







The Parties

YEAR ONE

Natalie and Logan hook up in the bathroom while a kitchen fire breaksloose in the apartment. Annie is mortified, but the party continues on the front lawn.

YEAR TWO

Logan pretends not to remember Natalie, butmanages to create even more of a scene when he brings a date. Meanwhile, Annie has lost her job and Tom's attempt to innovate the party backfires.

The Parties

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YEAR THREE

Tom invites his more adult, work friends and feels pressure to impress this new group. Concurrently, Natalie and Logan finally clear the air. They leave the party exchanging numbers and with the expectation for more to come.

YEAR FOUR

Annie and Tom have bought a house in the ‘burbs but worry that none of their old friends will show up. Natalie arrives with her new fiance, Adler. Logan learns the news and spirals, making a scene he can’t take back.



The Parties



YEAR FIVE

The year without a party. Annie is very pregnant, Natalie broke it off with Adler, and Clarkmas doesn’t happen this year. It’s a year of reckoning, a low point for our three leads as they face the fact that they don’t know what’s next for them.

YEAR SIX

Annie, Tom, and baby Eloise host Clarkmas. It’s a family affairwith a new wave of guests.Logan and Natalie finally connect and the timing is right...





The Tone

A DIFFERENT KIND OF CHRISTMAS MOVIE

This is not a typical Hallmark Christmas movie. It's an ensemble Rom-Com that happens to take place during the holidays. What better setting for a second coming of age? It's relatable, fun, and heartfelt, aimed at a broader, millennial audience. The film is modern, while still tugging on the heart strings, and tackles generationally relevant themes of what it means to "adult" and how young adults fit into an ever-changing family unit.

We turn holiday movies tropes on their head—we've got the archetypal hot mess character (Natalie) who is actually far more nuanced and not the mess you see on the surface.

This film digs into the characters so it's not a surface-level candied confection, but instead a rich, complex dessert fit for any holiday table.


our star-crossed lovers
Natalie & Logan
NATALIE
Smart / Witty / Sensitive
Natalie must learn to accept other's faults and acknowledge her own.
LOGAN
Sarcastic / Charming / Difficult
Logan must learn to open up and be vulnerable in order to have a meaningful relationship.

Natalie & Logan

THE COUPLE THAT'S SO RIGHT FOR EACH OTHER...THEY JUST HAVEN'T FIGURED IT OUT YET.



Bridget Jones' Diary



Before Sunrise



Groundhog Day



Annie Hall


Hosts of the party &
everyone's favorite couple
Tom & Annie
TOM
Excitable / Gregarious / Spontaneous
Logan's Best Friend
Tom must learn that change doesn't always equal growth.
Annie
Warm / Maternal / Perfectionist
Natalie's Cousin
Annie must learn to accept change in her life.

Tom & Annie






I CAME TO GET DOWN. -BLITZEN
HOLIDAYS

The World



WE START AT ANNIE AND TOM'S LOS ANGELES APARTMENT AND BY THE END OF THE FILM WE ARE IN THEIR FIRST HOME.





WE DISCOVER HOW OUR CHARACTERS EVOLVE AND GROW WITH THE PASSAGE OF TIME...







Director's Note

Full Disclosure: I have hosted an annual holiday party since 2005. This script *may* be based on certain characters in my life (but I'll never tell who!)

In all seriousness, I've seen how my life has evolved since I first started throwing "Chrissiemas" and how we've all developed. This story is personal. Time marches on and we can decide to change or stay stagnant. Ultimately, though, we must learn to meet in the middle. We honor traditions but also make new ones. This story is about what it means to be in a relationship, but it's also about how our friendships grow. And, with any luck, it celebrates the most wonderful time of the year...

♥ Christine

The Team

CHRISTINE WEATHERUP (WRITER/DIRECTOR/ACTOR)

Christine Weatherup began her career as an actor, and can be seen on HBO's Watchmen, Grey's Anatomy, Westworld, and Criminal Minds and as the lead in the indie rom-com Bread and Butter (The Orchard).

A graduate of USC, Weatherup has worked behind the camera, as well. Weatherup was a finalist for the 2017 Sundance Screenwriting Lab and served as an executive producer on the award-winning digital series, Squaresville, which landed on Entertainment Weekly's "Must List" and was featured in USA Today. She recently wrapped up an 18-festival run for her award winning short, Killed in Action, in which she wrote, starred, and directed.



The Team

BEATRIZ CHAHIN (PRODUCER)

Beatriz Chahin was born and raised in Houston, Texas. Beatriz has worked on over 100 episodes of television in both drama and comedy that have aired on NBC, ABC, Fox, and HBO, in addition to having worked on pilots for Freeform, NBC & ABC. She is currently the Production Coordinator on NBC & Universal Television's Brooklyn Nine-Nine.

MATT ENLOW (PRODUCER)

Matt Enlow is an Emmy-nominated director, writer & producer living in Los Angeles. He works with Ellen, Comedy Central, VH1, Turner, College Humor, CBS, TruTV, Google and Interscope Records making commercials and series.


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